SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-13012

                           NOTIFICATION OF LATE FILING

(Check One):  (X) Form 10-Q

For Period Ended:  June 30, 2001

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant ESC MEDICAL SYSTEMS LTD.

Former name if applicable  N/A

Address of principal executive office (Street and number)  P.O. BOX 240

City, State and Zip Code  YOKNEAM, ISRAEL, 20692

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      {   (a)  The reasons described in reasonable detail in Part III of this
      {        form could not be eliminated without unreasonable effort or
      {        expense;
      {
      {   (b)  The subject annual report, semi-annual report, transition report
(X)   {        on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will
      {        be filed on or before the 15th calendar day following the
      {        prescribed due date; or the subject quarterly report or
      {        transition report on Form 10-Q, or portion thereof, will be filed
      {        on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

     ESC Medical Systems Ltd. (the "Company") requires additional time to complete the gathering of its financial and other information for its Form 10-Q for the period ended June 31, 2001, primarily due to (i) the extraordinary efforts which its financial and accounting personnel had to devote to the preparation of financial and accounting documentation, and (ii) to the extraordinary efforts the Company's senior management had to devote to the successful integration of a newly acquired group, following the acquisition of Coherent Medical Group ("CMG") in April 2001.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

    Sharon Levita                      972                        4-959-9000
       (Name)                      (Area Code)                (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

     The Company's net loss for the three months ended June 30, 2001 was ($120,069,000) compared to net income of $6,352,000 for the comparable period in 2000. The loss in net income is primarily due to charges related to the acquisition of and the integration with CMG.

                            ESC MEDICAL SYSTEMS LTD.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


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

Date:  August 14, 2001                         By: /s/ Asif Adil
                                                  ------------------------------
                                               Name:  Asif Adil
                                               Title: Chief Financial Officer


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